SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2015

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated March 12, 2015

Press Release dated March 13, 2015

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: March 31, 2015

2014 Consolidated Financial Statements
and Draft Financial Statements of the Parent Company

Convening of the Annual Shareholders’ Meeting

•	Consolidated financial statements: net profit euro 1.29 billion;
•	Separate financial statements: net profit euro 4.45 billion;
•	Dividend proposal: euro 1.12 per share.

Rome, March 12, 2015 - Today, the Board of Directors approved Eni’s consolidated financial statements and the separate draft financial statements of the parent company for the year ending December 31, 2014. Consolidated net profit amounted to euro 1,291 million and net profit of the parent company amounted to euro 4,455 million. These results and the underlying business trends were commented through the press release on Eni's preliminary results for 2014. This press release was issued on February 18, 20151.
The Board of Directors intends to submit a proposal for the distribution of a cash dividend of euro 1.12 per share (euro 2.24 per ADR) at the Annual Shareholders’ Meeting. Included in this annual distribution is euro 0.562 per share which was paid as an interim dividend in September 2014. The balance of euro 0.56 per share (euro 1.12 per ADR) is payable to shareholders on May 20, 2015, the ex-dividend date being May 18, 2015 and the record date being May 19, 2015.
The review of the sustainability performance has been included in the 2014 Integrated Annual Report, to provide a comprehensive insight into the Company’s business model.
An Annual Report on Form 20-F will be filed with the U.S. SEC and the Italian market authorities as early as in the first decade of April 2015. This report will be disseminated through the Company’s headquarters and on Eni's website eni.com and through other sources provided by the regulation in force.
Enclosed are the 2014 IFRS consolidated statements of the companies within the Eni group as included in the approved Consolidated financial statements and the statements of the parent company Eni SpA.

The Board of Directors also approved the Report on Corporate Governance and Shareholding Structure and the Remuneration Report which have been prepared in accordance to Article No. 123-bis and ter of the Italian comprehensive code for exchanges and securities, respectively. These reports will be filed with the Italian Exchange Authority, made available at the Company's headquarters and published on Eni’s website, in the "Governance", "Documentation" and "Investor Relations" sections, together with the 2014 Annual Report.

Convening of the Ordinary Shareholders' Meeting on May 13, 2015 (single call)
The Board of Directors convened the Annual Shareholders' Meeting on May 13, 2015 – Ordinary Meeting – to approve the 2014 financial statements of the parent company and the dividend proposal, and also to express its consultative vote about the remuneration policy that the Company intends to adopt in 2015 as disclosed in the first section of the Remuneration Report.

__________________

(1)	The press release on Eni’s preliminary results for the year 2014, published on February 18, 2015, is available on Eni’s website, eni.com, in the Investor Relations, Media and Documentation sections.
(2)	Dividends are not entitled to tax credit and, depending on the receiver, are subject to a withholding tax on distribution or are partially cumulated to the receiver’s taxable income.

Eni’s Chief Financial and Risk Management Officer, Massimo Mondazzi, in his capacity as manager responsible for the preparation of the Company’s financial reports, certifies pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

* * *

Company Contacts:
Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

* * *

Eni
Società per Azioni Roma, Piazzale Enrico Mattei, 1
Share capital: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39 0659821 - Fax: +39 0659822141

* * *

This press release is also available on the Eni website eni.com.

Attachment

IFRS Consolidated Financial Statements

PROFIT AND LOSS ACCOUNT

(euro million)

Full year
2013	2014

REVENUES
Net sales from operations	114,697	109,847
Other income and revenues	1,387	1,101
Total revenues	116,084	110,948

OPERATING EXPENSES
Purchases, services and other	90,003	86,340
Payroll and related costs	5,301	5,337
OTHER OPERATING (EXPENSE) INCOME	(71)	145

DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	11,821	11,499

OPERATING PROFIT	8,888	7,917

FINANCE INCOME (EXPENSE)
Finance income	5,732	6,459
Finance expense	(6,653)	(7,710)
Income (expense) from other financial activities held for trading	4	24
Derivative financial instruments	(92)	162
	(1,009)	(1,065)

INCOME (EXPENSE) FROM INVESTMENTS
Share of profit (loss) of equity-accounted investments	222	121
Other gain (loss) from investments	5,863	369
	6,085	490

PROFIT BEFORE INCOME TAXES	13,964	7,342
Income taxes	(9,005)	(6,492)

Net profit	4,959	850

Attributable to:
- Eni's shareholders	5,160	1,291
- non-controlling interest	(201)	(441)

Net profit per share (euro per share)
- basic	1.42	0.36
- diluted	1.42	0.36

BALANCE SHEET

(euro million)

Dec. 31, 2013	Dec. 31, 2014

ASSETS
Current assets
Cash and cash equivalents	5,431	6,614
Other financial activities held for trading	5,004	5,024
Other financial assets available for sale	235	257
Trade and other receivables	28,890	28,601
Inventories	7,939	7,555
Current tax assets	802	762
Other current tax assets	835	1,209
Other current assets	1,325	4,385

	50,461	54,407
Non-current assets
Property, plant and equipment	63,763	71,962
Inventory - compulsory stock	2,573	1,581
Intangible assets	3,876	3,645
Equity-accounted investments	3,153	3,115
Other investments	3,027	2,015
Other financial assets	858	1,022
Deferred tax assets	4,658	5,231
Other non-current receivables	3,676	2,773

	85,584	91,344
Assets held for sale	2,296	456

TOTAL ASSETS	138,341	146,207
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	2,553	2,716
Current portion of long-term debt	2,132	3,859
Trade and other payables	23,701	23,703
Income taxes payable	755	534
Other taxes payable	2,291	1,873
Other current liabilities	1,437	4,489
	32,869	37,174

Non-current liabilities
Long-term debt	20,875	19,316
Provisions for contingencies	13,120	15,898
Provisions for employee benefits	1,279	1,313
Deferred tax liabilities	6,750	7,847
Other non-current liabilities	2,259	2,285

	44,283	46,659
Liabilities directly associated with assets held for sale	140	165

TOTAL LIABILITIES	77,292	83,998
SHAREHOLDERS' EQUITY
Non-controlling interest	2,839	2,455
Eni shareholders' equity
Share capital	4,005	4,005
Reserve related to the fair value of cash flow hedging derivatives net of tax effect	(154)	(284)
Other reserves	51,393	57,343
Treasury shares	(201)	(581)
Interim dividend	(1,993)	(2,020)
Net profit	5,160	1,291

Total Eni shareholders' equity	58,210	59,754
TOTAL SHAREHOLDERS' EQUITY	61,049	62,209
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	138,341	146,207

STATEMENT OF CASH FLOWS

(euro million)

Full year
2013	2014

Net profit	4,959	850
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation, depletion and amortization	9,421	9,970
Impairments of tangible and intangible assets, net	2,400	1,529
Share of loss of equity-accounted investments	(222)	(121)
Gain on disposal of assets, net	(3,770)	(95)
Dividend income	(400)	(385)
Interest income	(142)	(171)
Interest expense	711	719
Income taxes	9,005	6,492
Other changes	(1,882)	744
Changes in working capital:
- inventories	350	1,524
- trade receivables	(1,379)	2,344
- trade payables	703	(1,253)
- provisions for contingencies	59	(187)
- other assets and liabilities	723	240
Cash flow from changes in working capital	456	2,668
Net change in the provisions for employee benefits	6	9
Dividends received	630	612
Interest received	97	112
Interest paid	(942)	(882)
Income taxes paid, net of tax receivables received	(9,301)	(6,941)
Net cash provided from operating activities	11,026	15,110
Investing activities:
- tangible assets	(10,913)	(10,685)
- intangible assets	(1,887)	(1,555)
- consolidated subsidiaries and businesses	(25)	(36)
- investments	(292)	(372)
- securities	(5,048)	(77)
- financing receivables	(978)	(1,289)
- change in payables and receivables in relation to investments and capitalized depreciation	50	669
Cash flow from investments	(19,093)	(13,345)
Disposals:
- tangible assets	514	97
- intangible assets	16	8
- consolidated subsidiaries and businesses	3,401
- investments	2,429	3,579
- securities	36	57
- financing receivables	1,561	506
- change in payables and receivables in relation to disposals	155	155
Cash flow from disposals	8,112	4,402
Net cash used in investing activities	(10,981)	(8,943)

(continued) STATEMENT OF CASH FLOWS

(euro million)

Full year
2013	2014

Proceeds from long-term debt	5,418	1,916
Repayments of long-term debt	(4,720)	(2,751)
Increase (decrease) in short-term debt	1,017	207
	1,715	(628)
Net capital contributions by non-controlling interest	1	1
Net acquisition of treasury shares different from Eni SpA	1
Disposal (acquisition) of interests in consolidated subsidiaries	(28)
Dividends paid to Eni's shareholders	(3,949)	(4,006)
Dividends paid to non-controlling interests	(250)	(49)
Net purchase of treasury shares		(380)
Net cash used in financing activities	(2,510)	(5,062)
Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)	2	2
Effect of exchange rate changes on cash and cash equivalents and other changes	(42)	76
Net cash flow for the period	(2,505)	1,183
Cash and cash equivalents - beginning of the period	7,936	5,431
Cash and cash equivalents - end of the period	5,431	6,614

IFRS Financial Statements of the parent company

PROFIT AND LOSS ACCOUNT

(euro million)

Full year
2013	2014

REVENUES
Net sales from operations	48,018	42,350
Other income and revenues	271	359
	48,289	42,709

OPERATING EXPENSES
Purchases, services and other	(48,517)	(41,782)
Payroll and related costs	(1,197)	(1,073)
OTHER OPERATING (EXPENSE) INCOME	(168)	(79)

DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	(1,740)	(1,260)

OPERATING PROFIT	(3,333)	(1,485)

FINANCE INCOME (EXPENSE)
Finance income	2,080	1,426
Finance expense	(2,464)	(1,919)
Income (expense) from other financial activities held for trading	4	24
Derivative financial instruments	(91)	330
	(471)	(139)

INCOME (EXPENSE) FROM INVESTMENTS	8,402	5,523
PROFIT BEFORE INCOME TAXES	4,598	3,899
Income taxes	(184)	556

NET PROFIT	4,414	4,455

BALANCE SHEET

(euro million)

Dec. 31, 2013	Dec. 31, 2014

ASSETS
Current assets
Cash and cash equivalents	3,894	4,280
Other financial activities held for trading	5,004	5,024
Trade and other receivables:	18,784	20,831
- financial receivables	5,744	6,789
- trade and other receivables	13,040	14,042
Inventories	2,190	1,699
Current income tax assets	293	155
Other current tax assets	175	399
Other current assets	846	2,417

	31,186	34,805
Non-current assets
Property, plant and equipment	6,792	7,422
Inventory - compulsory stock	2,649	1,530
Intangible assets	1,212	1,197
Equity-accounted investments	34,747	32,871
Other financial assets	2,873	3,980
Deferred tax assets	1,927	1,727
Other non-current receivables	2,493	1,673

	52,693	50,400
Assets held for sales	10	14

TOTAL ASSETS	83,889	85,219
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	4,536	3,799
Current portion of long-term debt	1,929	3,488
Trade and other payables	8,478	9,533
Income taxes payable	2	4
Other taxes payable	1,600	1,227
Other current liabilities	1,294	2,647

	17,839	20,698
Non-current liabilities
Long-term debt	18,784	17,400
Provisions for contingencies	4,212	4,514
Provisions for employee benefits	344	381
Other non-current liabilities	1,967	1,697
	25,307	23,992

TOTAL LIABILITIES	43,146	44,690
SHAREHOLDERS’ EQUITY
Share capital	4,005	4,005
Legal reserve	959	959
Other reserves	33,559	33,711
Interim dividend	(1,993)	(2,020)
Treasury shares	(201)	(581)
Net profit	4,414	4,455

TOTAL SHAREHOLDERS’ EQUITY	40,743	40,529
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	83,889	85,219

Eni 2015-2018 Strategic Plan

Transforming Eni to Create Value

Main targets

•	E&P: continued production growth supported by significant discoveries
-	Production CAGR 3.5%
-	2 bln boe of new resources expected at unitary cost of 2.6 $/b
-	Average 2017-2018 self financing ratio at ~140%
•	G&P: faster improvement than expected
-	Full alignment to market and substantial recovery of ToP volumes by 2016
-	Cumulative operating cash flow of 3 billion euros
•	R&M: continued improvements in efficiency
-	Operating cash flow and adjusted EBIT breakeven anticipated in 2015
-	Cumulative operating cash flow in excess of 1.5 bln euros
•	Chemicals: capacity reduction and refocusing of the product portfolio
-	Operating cash flow and adjusted EBIT breakeven by 2016
•	Cost reduction versus 2014-2017 Strategic Plan
-	CAPEX: -17% at constant euro/$ rate
-	OPEX per barrel: -7%
-	G&A: -500 mln euro/year, 2 bln euros cumulative by 2018
•	Strong and sustainable cash flow
-	2015-2016: with average Brent at 63 $/b, 100% of investments financed by operating cash flow
-	2017-2018: with average Brent at 85 $/b, operating cash flow +40% compared to 2015-2016
-	Disposals of 8 bln euros, 70% in 2015-2016
-	Cumulative free cash flow: >16 bln euros

•	Shareholder remuneration
-	2015 dividend proposal of 0.8 euros per share
-	Progressive shareholder remuneration with underlying earnings growth

Claudio Descalzi, Chief Executive Officer, said: "Since last summer Eni's transformation into a more closely integrated oil and gas business has made significant progress. While maintaining our focus on our exploration success we have achieved the turnaround of G&P one year earlier than expected and the restructuring of our R&M activities will lead to break even in 2015 .

Despite this success, the oil price fall means our 2015-2018 plan is predicated on much lower oil prices. We have taken a series of additional measures, including capex optimizations and opex and G&A reductions, all of which will strengthen the business. The decision to re-base the dividend in 2015 is appropriate and in line with our strategic objectives considering the new oil price scenario. It sets a level from which sustainable returns can be delivered while maintaining a progressive dividend policy with underlying earnings growth.

We are building a much more robust Eni capable of facing a period of lower oil prices and generating sustainable returns and creating value for shareholders."

London, March 13, 2015 - Claudio Descalzi, Eni’s CEO, presents today the Company’s 2015-2018 Strategic Plan to the financial community.

The completion of Eni’s transformation process, which started in 2014 before the fall in oil prices, and which became even more crucial in current market conditions, will allow the company to achieve its targets, namely: i) strong cash generation and value creation; ii) sustainable shareholder returns; iii) financial stability, even in a lower oil price environment. This transformation process is set within a radically different global landscape from that of the previous plan, with a Brent price estimated at 55 $/b in 2015, more than half compared to the last four year average, and expected to gradually increase to 90 $/b in 2018.

Given the current oil price, Eni believes it is appropriate to:

• ensure continued improvement and growth in the upstream area, leveraged by the ability to discover large new hydrocarbon reserves and rapidly complete 70 major development projects in geographically diversified areas, most of which have already started;

• complete the ongoing restructuring process in the mid-downstream, severely affected by the recent crisis in the European gas and refining market, bringing the businesses back to breakeven and later to profit;

• continue to pursue investment optimization in all activities (-17% compared to the previous plan) while containing Opex and G&A.

In the framework of the Group’s transformation process and given the targets set out in the plan, after having planned the major additional efforts mentioned above, the company intends to propose a 2015 dividend of euro 0.8/share. The distribution policy will be progressive with underlying earnings growth.

The buy-back program is suspended. Its reintroduction will be evaluated when the strategic progress and market scenario allow it.

Exploration & Production

Exploration remains an important growth driver for the company. Throughout the plan, Eni expects new discoveries of 2 billions boe at a competitive cost of 2.6 $/b. In the first two years of the plan, activity will be focused on proven plays and near-field exploration in order to quickly complete the full appraisal of resource potential while benefiting from all the logistical advantages in the development and production start-up activities.

The hydrocarbon production growth target is equal to 3.5% per year in the 2015-2018 period, and will be achieved mainly through the start-up of 16 major projects and the ramp-up of those already started in 2014, with a total contribution in excess of 650 kboe/d in 2018. These projects will have an average breakeven level of 45 $/b, and will generate an additional cumulative operating cash flow of 19 billion euros in 2015-2018.

Gas & Power

Gas & Power’s restructuring plan, which has accelerated remarkably in 2014, will be completed in the four year plan. The plan will see:

• full alignment of gas supply costs to market prices and substantial recovery of pre-paid take or pay volumes by 2016;

• simplification of the operational structure and optimization of logistical costs with savings of 300 million euros by 2018;

• development and growth in high value segments, in particular in retail, trading, and LNG.

The cumulative operating cash flow expected in the period 2015-2018 will amount to 3 billion euros.

Refining & Marketing

In order to address the structural weaknesses expected in Refining over the next four years, Eni will complete the transformation process of the R&M segment, bringing operating cash flow and adjusted EBIT to breakeven as early as 2015, through:

• the completion of the rationalization and reconversion process of facilities in Italy and abroad with a further 20% reduction in refining capacity, in addition to the 30% reduction already achieved;

• continuous efficiency improvements;

• the development of marketing activities and the rationalization of the portfolio in Italy and abroad.

Overall, the planned actions will allow the company to reduce the breakeven adjusted margin in refining to approximately 3 $/b at the end of the plan. In the 2015-2018 period, it plans to achieve a total operating cash flow from R&M activities of over 1.5 bln euros.

Chemicals

Eni confirms its target to reach EBIT adjusted breakeven in 2016 by leveraging on:

• reconversion of critical sites;

• refocusing on higher added value products and on the development of "green" chemicals;

• creating a more international business, supported also by strategic alliances.

Financial strategy

The four year plan investment, focused on high value projects with accelerated returns, envisages a CAPEX of approximately euro 48 billion, representing a 17% reduction at constant foreign exchange rate versus the previous plan. Half of the investments are not finalized, allowing a high level of financial flexibility should the weak current market conditions persist. In terms of unitary operating costs (OPEX), in 2014 Eni maintained the oil industry’s lowest level at 8.3 $/b. In the 2015-2018 plan, a further decrease of about 7% versus the previous plan is expected. Cumulative G&A costs will be reduced by approximately 2 billion euros in the plan period.

Operating cash flow will fully cover investments in the 2015-2016 period, considering an average oil price scenario at about 63 $/b. In the period 2017-2018, operating cash flow will increase by 40% due to the combined effect of industrial development actions in E&P, the restructuring of the mid-downstream business, the expected improvement in Brent prices foreseen at 85 $/b.

A substantial contribution to cash flow will come from planned disposals, which will amount to 8 billion euros, 70% of which will take place within the first two years of the plan. About 50% will come from the dilution of stakes held in recent exploration discoveries, while maintaining the operatorship in line with Eni’s dual exploration model. The sale of the remaining shares in Snam and Galp will represent about 25%. The remaining 25% will come from the disposal of mature upstream and non-core mid- downstream assets.

The cumulative free cash flow expected in 2015-2018 will be in excess of 16 billion euros.

In conclusion, the strategic transformation outlined in the plan will lead to a much more robust Eni, which will be able to face a period of lower oil prices while continuing to create value in a sustainable way.

Company Contacts:
Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com